

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2014

Via Email
Eric Hagen
President and Chief Executive Officer
Lingas Ventures, Inc.
3240 W 71st Ave, Unit 5
Westminster CO 80030

> **Re: Lingas Ventures, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 8, 2014**
> **File No. 000-54798**

Dear Mr. Hagen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ James Lopez (for)
>
> John Reynolds
> Assistant Director

cc: David Lubin
        David Lubin & Associates, PLLC